Exhibit 99.4

Jerusalem, August 21, 2008

To:
Scailex Corporation Ltd.
48, Ben Zion Galis
Petach Tikva

Dear Members of the Board of Directors,

Fairness Opinion – Valuation of the Activity of Suny Electronics Ltd. in the field of Cellular End Equipment and Retail

1.	I was requested by the board of directors of Scailex Corporation Ltd. (hereinafter: “Scailex”) at the beginning of August 2008 to provide my professional opinion as to the fairness of the valuation of the activity of Suny Electronics Ltd. (hereinafter: “Suny Electronics”) in the field of cellular end equipment and retail.

2.	My opinion is required in connection with a transaction pursuant to which Scailex will acquire the activity of Suny Electronics in the following two sectors of activity:

2.1	The cellular operators sector (as per its definition in the consolidated financial statements of Suny Electronics), which is currently organized under the private company Suny Telecom (1994) Ltd. (hereinafter: "Suny Telecom").

2.2	The end customers sector (as per its definition in the consolidated financial statements of Suny Electronics), which is currently organized under the private company Din Dynamic Ltd. (hereinafter: "Dynamic Ltd.").

3.	Within the framework of the transaction which is described in a separate report, Scailex is to purchase the activity and working capital of the aforesaid private companies (hereinafter: the “Transferred Activity”).

4.	The value of the Transferred Activity was appraised by Giza Zinger Even Ltd., headed by CPA Yuval Zilberstein, as follows:

4.1	Value of Suny Electronics’ activity – NIS 119,912 K, plus net working capital in the amount of NIS 68,476 K and fixed assets items, net, amounting to NIS 1,121 K, NIS 189,509 K in total. The amounts of the working capital and the fixed assets, net, were determined in accordance with the draft financial statements of the Company as at June 30, 2008. The amounts of the working capital and fixed assets, net, with certain changes as were prescribed in the purchase agreement, will be adjusted to their fair value on the transaction closing date.

4.2	Value of Din Dynamic’s activity – NIS 45,753 K, plus net working capital in the amount of NIS 19,970 K and fixed assets items, net, amounting to NIS 4,978 K, NIS 70,701 K in total. The amounts of the working capital and the fixed assets, net, were determined in accordance with the draft financial statements of the company as at June 30, 2008 and will be adjusted to their fair value on the transaction closing date. Amounts of the working capital and fixed assets, net, with certain changes, as were prescribed in the purchase agreement.

4.3	Accordingly, the total valuation of the Transferred Activity is NIS 260,210 K ((189,509+70,701, subject to adjustments as aforesaid.

5.	My Opinion focuses on the issue of whether the value of the Transferred Activity, as determined by Giza Zinger Even, reflects fair and reasonable valuation from an economic perspective.

6.	For the purpose of preparing my Opinion, I relied on the data contained in the opinion of Giza Zinger Even Ltd., dated August 21, 2008 (hereinafter: “Giza’s Opinion”), and have assumed the accuracy, precision and completeness thereof. I used sources which I consider to be reliable, and no fact has been brought to my knowledge which is liable to indicate any lack of reasonableness of the data used by me (including after prima facie general reasonableness tests). I was neither requested to conduct nor did I conduct independent tests for verification of the said data or for verification of the business results of Suny Electronics, Suny Telecom and Dynamic or of other companies held by Suny Electronics.

7.	For the purpose of preparing the Opinion, I reviewed, inter alia, the following documents:

7.1	Zilberstein's opinion, including its appendixes.

7.2	Working papers of Giza Zinger Even relating to Giza’s Opinion, including budgets and internal management reports of the companies.

7.3	Audited financial statements of Suny Electronics, Suny Telecom and Dynamic, for the year ended December 31, 2007.

7.4	Reviewed statements of the said three companies as at March 31, 2008.

7.5	Draft unaudited financial statements of the said three companies as at June 30, 2008.

7.6	Any other document and information which in my opinion were required for the purpose of my Opinion.

8.	For the purpose of preparing my Opinion, I performed, inter alia, the following acts:

8.1	I held conversations with directors at Suny Electronics and at Scailex.

8.2	I conducted several clarifications with CPA Yuval Zilberstein, and received from him explanations and clarifications in connection with his opinion.

8.3	I conducted prima facie reasonableness tests of the data.

8.4	I conducted comparative tests with other companies with similar activity characteristics (insofar as I identified such).

9.	This Opinion does not contain any position or recommendation on how to implement the scheduled transaction. Nothing in this Opinion contains any recommendation to the shareholders of Scailex and Suny Electronics on how to vote at the general meeting or other meeting with respect to the scheduled transaction.

10.	I hereby confirm that I have no personal interest in Scailex, Suny Electronics or the companies held by them, and that I have no personal interest in the valuation of the Transferred Activity.

11.	The responsibility for the information, representations and explanations provided to me with respect to conducting my examination rests with the providers of information as aforesaid. The framework of my work does not include examination and verification of such data. In view of the foregoing, my work will neither be treated as nor constitute confirmation of the accuracy, completeness or preciseness of the information disclosed to me. In no event shall I be liable for any loss, damage, cost or expense to be incurred in any manner or way in consequence of fraudulent acts, misrepresentations, deceptions, provision of inaccurate information or withholding of information from the undersigned. Without derogating from the foregoing, it has been agreed that unless it is held by a court or arbitrator that I acted with gross negligence or maliciously, I will bear no liability vis-à-vis you, arising from any source whatsoever and under any ground whatsoever, including tortious, in respect of any matter pertaining to this Opinion.

12.	Concerning the Opinion, Scailex has undertaken to me that should I be charged in a legal proceeding with payment of any amount whatsoever to a third party in respect of the Opinion, Scailex shall indemnify me at my first written demand (provided that an indemnity obligation is imposed on me in such event) for any sum I shall be charged with and for reasonable expenses (taking account of the scope of the proceeding and the attorneys and professional consultants appointed to handle same) incurred by me or which I am required to pay for legal advice and representation, professional advice, defense against legal proceedings, negotiations, etc., in connection with any action, demand or other proceedings with cause of action arising from or in any way related to this Opinion. The indemnity obligation shall not apply where it is held that I have acted with negligence or maliciously in connection with provision of the services forming the subject of this Opinion.

13.	Having reviewed the documents referred to in section 7 above, and having conducted the examinations and performed the acts referred to in section 8 above, I estimate, to the best of my professional opinion, that the value of the Transferred Activity, as determined by Giza Zinger Even as specified in section 4 above, reflects, from an economic perspective, fair and reasonable value in terms of all the shareholders of Scailex, including the minority shareholders.

I agree that this Opinion will be included in and/or attached to and/or referred to in an immediate report to be published with respect to the aforesaid Agreement for the Acquisition of the Activity by Scailex and/or Suny Electronics in accordance with the Securities (Transaction between a Company and a Controlling Shareholder therein) Regulations, 5761 – 2001, or any other legislation and/or law superseding same, replacing same or added thereto, including in any amended immediate report and/or in any other report that Scailex is required or that Suny Electronics is required to submit under any law, including the disclosure obligations applicable to Scailex under the securities laws in Israel and/or in the United States, as well as in any prospectus to be published in the future.

Furthermore, Scailex will be allowed to make use of this Opinion within the framework of procedures for the approval of the activity acquisition transaction and at meetings of shareholders convened to this end, and before any person, entity and authority, as it shall find fit.

Sincerely, Prof.Yoram Eden CPA (Isr.)